Exhibit 99.31

CONSENT OF E. WILLIAMS

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F being filed by IAMGOLD Corporation (the “Company”) with the United States Securities and Exchange Commission in connection with the annual information form of the Company dated March 25, 2013, which includes reference to my name in connection with information relating to the mineral resource and mineral reserve estimates for the Mouska Gold Mine.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company (File No. 333-175246) dated July 14, 2011.

/s/ Emilie Williams
By:	Emilie Williams
Title:	Chief Engineer

Date: March 25, 2013